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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                 NVE Corporation
                                 ---------------
                                (Name of Issuer)

                          common stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   629445 10 7
                                   -----------
                                 (CUSIP Number)

                                Mary E. Schaffner
                              Wells Fargo & Company
                                  MAC N9305-173
                               Wells Fargo Center
                               Sixth and Marquette
                              Minneapolis, MN 55479
                                 (612) 667-2367
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
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(11-02)   contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------


  CUSIP No. 629445 10 7                                       Page 1 of 11 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
         Norwest Equity Partners IV, LP

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |X|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
         SC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
         Minnesota

--------------------------------------------------------------------------------
     Number of         7.  Sole Voting Power
                              161,493(2)
      Shares        ------------------------------------------------------------
                       8.  Shared Voting Power
   Beneficially               0
                    ------------------------------------------------------------
     Owned by          9.  Sole Dispositive Power
                              161,493(2)
       Each         ------------------------------------------------------------
                      10.  Shared Dispositive Power
    Reporting                 1,221,487(1)(2)
                    ------------------------------------------------------------
   Person With:
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
         1,382,980(1)(2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
         33.1%(3)

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

  CUSIP No. 629445 10 7                                       Page 2 of 11 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
         Itasca Partners, LLP

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |X|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
         SC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
         Minnesota

--------------------------------------------------------------------------------
     Number of         7.  Sole Voting Power
                              161,493(2)
      Shares        ------------------------------------------------------------
                       8.  Shared Voting Power
   Beneficially               0
                    ------------------------------------------------------------
     Owned by          9.  Sole Dispositive Power
                              161,493(2)
       Each         ------------------------------------------------------------
                      10.  Shared Dispositive Power
    Reporting                 1,221,487(1)(2)
                    ------------------------------------------------------------
   Person With:
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
         1,382,980(1)(2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
         33.1%(3)

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------

  CUSIP No. 629445 10 7                                       Page 3 of 11 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
         John E. Lindahl

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |X|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
         SC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
         United States

--------------------------------------------------------------------------------
     Number of         7.  Sole Voting Power
                              270,000(2)(4)
      Shares        ------------------------------------------------------------
                       8.  Shared Voting Power
   Beneficially               0
                    ------------------------------------------------------------
     Owned by          9.  Sole Dispositive Power
                              270,000(2)(4)
       Each         ------------------------------------------------------------
                      10.  Shared Dispositive Power
    Reporting                 1,221,487(5)
                    ------------------------------------------------------------
   Person With:
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,491,487(2)(4)(5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
         35.7%(3)

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

  CUSIP No. 629445 10 7                                       Page 4 of 11 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
         George J. Still, Jr.

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |X|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
         SC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
         United States

--------------------------------------------------------------------------------
     Number of         7.  Sole Voting Power
                              270,000(2)(6)
      Shares        ------------------------------------------------------------
                       8.  Shared Voting Power
   Beneficially               0
                    ------------------------------------------------------------
     Owned by          9.  Sole Dispositive Power
                              270,000(2)(6)
       Each         ------------------------------------------------------------
                      10.  Shared Dispositive Power
    Reporting                 1,221,487(5)
                    ------------------------------------------------------------
   Person With:
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,491,487(2)(5)(6)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
         35.7%(3)

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

  CUSIP No. 629445 10 7                                       Page 5 of 11 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
         John P. Whaley

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |X|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
         SC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
         United States

--------------------------------------------------------------------------------
     Number of         7.  Sole Voting Power
                              1,491,607(1)(2)(7)(8)
      Shares        ------------------------------------------------------------
                       8.  Shared Voting Power
   Beneficially               0
                    ------------------------------------------------------------
     Owned by          9.  Sole Dispositive Power
                              270,120(1)(2)(7)(8)
       Each         ------------------------------------------------------------
                      10.  Shared Dispositive Power
    Reporting                 1,221,487(5)
                    ------------------------------------------------------------
   Person With:
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,491,607(1)(2)(5)(7)(8)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
         35.7%(3)

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

/1/ Norwest Equity Partners IV, LP sold 1,221,487 shares of the common stock of NVE Corporation to John P. Whaley on July 10, 2003, transferring the legal ownership of the securities. Under the terms of the Stock Purchase Agreement, by and between Norwest Equity Partners IV, LP and John P. Whaley, the purchase price is subject to adjustment. Norwest Equity Partners IV, LP maintained ownership of 161,493 shares of the common stock of NVE Corporation. (See "Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" below for a description of the Stock Purchase Agreement).

/2/ A 5-for-1 reverse split of the common stock of NVE Corporation occurred on November 22, 2002.

/3/ Percentage based on 4,174,778 total outstanding shares of common stock of NVE Corporation on May 16, 2003, as reported in their report on Form 10-K, filed with the Securities and Exchange Commission on May 16, 2003.

/4/ Includes (i) 108,507 shares of common stock of NVE Corporation that John E. Lindahl may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, LLP, a Minnesota limited liability partnership and the general partner of Norwest Equity Partners V, LP, a Minnesota limited partnership and the record holder of such shares and (ii) 161,493 shares of common stock of NVE Corporation that John E. Lindahl may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, LLP, a Minnesota limited liability partnership and the general partner of Norwest Equity Partners IV, LP, a Minnesota limited partnership and the record holder of such shares.

/5/ Norwest Equity Partners IV, LP sold 1,221,487 shares of the common stock of NVE Corporation to John P. Whaley on July 10, 2003, transferring the legal ownership of the securities but maintaining some dispositive power over the shares. John E. Lindahl and George J. Still, Jr. are managing partners and John
P. Whaley is the managing administrative partner of Itasca Partners, LLP, a Minnesota limited liability partnership and the general partner of Norwest Equity Partners IV, LP, a Minnesota limited partnership

/6/ Includes (i) 108,507 shares of common stock of NVE Corporation that George
J. Still, Jr. may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, LLP, a Minnesota limited liability partnership and the general partner of Norwest Equity Partners V, LP, a Minnesota limited partnership and the record holder of such shares and (ii) 161,493 shares of common stock of NVE Corporation that George J. Still, Jr. may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, LLP, a Minnesota limited liability partnership and the general partner of Norwest Equity Partners IV, LP, a Minnesota limited partnership and the record holder of such shares.

/7/ Includes 120 shares of common stock of NVE Corporation for which John P. Whaley is the record holder independent of his relationship with Norwest Equity Partners IV, LP, Itasca Partners, LLP, Norwest Equity Partners V, LP or Itasca Partners V, LLP.

/8/ Includes 108,507 shares of common stock of NVE Corporation that John P. Whaley may be deemed to beneficially own by virtue of his position as the managing administrative partner of Itasca Partners V, LLP, a Minnesota limited liability partnership and the general partner of Norwest Equity Partners V, LP, a Minnesota limited partnership and the record holder of such shares and 161,493 shares of common stock of NVE Corporation that John P. Whaley may be deemed to beneficially own by virtue of his position as the managing administrative partner of Itasca Partners, LLP, a Minnesota limited liability partnership, the general partner of Norwest Equity Partners IV, LP, a Minnesota limited partnership and the record holder of such shares.

--------------------------------------------------------------------------------
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(11-02)   contained in this form are not required to respond unless the form
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--------------------------------------------------------------------------------

                            STATEMENT FOR SCHEDULE 13

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share, of NVE Corporation, whose executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background.

(a)-(c) This statement is filed by the entities and persons listed below:

         Norwest Equity Partners IV, LP
         Itasca Partners, LLP
         John E. Lindahl
         George J. Still, Jr.
         John P. Whaley

Norwest Equity Partners IV, LP ("Norwest Equity Partners IV") is a Minnesota limited partnership, of which Itasca Partners, LLP ("Itasca Partners"), a Minnesota limited liability partnership, is the general partner. John E. Lindahl and George J. Still, Jr. are the managing partners of Itasca Partners and John
P. Whaley is the managing administrative partner of Itasca Partners. The address of Norwest Equity Partners IV is 3600 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of common stock of NVE Corporation that are the subject of this statement were acquired as a result of the merger of Nonvolatile Electronics, Incorporated (NVE), a Minnesota corporation ("NVE"), with and into PREMIS Corporation, a Minnesota corporation ("Premis"), with Premis surviving under the new name NVE Corporation. As of the effective date of the merger, November 21, 2000, each share of common stock of NVE outstanding immediately prior to the Merger, was converted into 3.5 shares of common stock of NVE Corporation.

Item 4. Purpose of Transaction.

John P. Whaley purchased 1,221,487 shares of common stock of NVE Corporation from Norwest Equity Partners IV, LP (see "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer" below). John P. Whaley is holding such shares for investment purposes only.

Item 5. Interest in Securities of the Issuer.

(a)(i) Norwest Equity Partners IV: As of November 21, 2000, Norwest Equity Partners IV was the record holder of 7,034,899 shares of common stock of NVE Corporation. A 5-for-1 reverse split of the common stock of NVE Corporation occurred on November 22, 2002. On July 10, 2003, Norwest Equity Partners IV transferred ownership of 1,221,487 shares of common stock of NVE Corporation to John P. Whaley, the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV. As of July 10, 2003 Norwest Equity Partners IV maintained ownership of 161,493 shares of the common stock of NVE Corporation. Due to the operation of a price adjustment mechanism contained in the Stock Purchase Agreement described in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" below, Norwest Equity Partners IV retained the economic risk for the ownership of the 1,221,487 shares transferred to John P. Whaley and may be deemed to be the indirect beneficial owner of those shares. As of July 10, 2003, Norwest Equity Partners IV (i) owned 161,493 shares of the common stock of NVE Corporation and (ii) may be deemed to have beneficially owned 1,221,487 further shares of the common stock of NVE Corporation by virtue of the terms of the Stock Purchase Agreement described in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" below. Combined, these amounts represent 33.1% of the total shares of common stock of NVE Corporation.

(ii) Itasca Partners: As of November 21, 2000, Itasca Partners may be deemed to have beneficially owned 7,034,899 shares of common stock of NVE Corporation by virtue of its position as the general partner of Norwest Equity Partners IV. A 5-for-1 reverse split of the common stock of NVE Corporation occurred on November 22, 2002. On July 10, 2003, Norwest Equity Partners IV transferred ownership of 1,221,487 shares of common stock of NVE Corporation to John P. Whaley, the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV. As of July 10, 2003 Norwest Equity Partners IV maintained ownership of 161,493 shares of the common stock of NVE Corporation. As of July 10, 2003, Itasca Partners may be deemed to have beneficially owned 1,382,980 shares of the common stock of NVE Corporation by virtue of its position as the general partner of Norwest Equity Partners IV, the record holder of 161,493 shares of the common stock of NVE Corporation. This amount represents 33.1% of the total shares of common stock of NVE Corporation.

(iii) John E. Lindahl: As of November 21, 2000, John E. Lindahl may be deemed to have beneficially owned 7,577,434 shares of common stock of NVE Corporation, which includes (i) 7,034,899 shares of common stock that he may be deemed to have beneficially owned by virtue of his position as a managing partner of Itasca Partners, the general partner of Norwest Equity Partners IV and (ii) 542,535 shares of common stock that he may be deemed to have beneficially owned by virtue of his position as a managing partner of Itasca Partners V, LLP, a Minnesota limited liability partnership ("Itasca Partners V"), the general partner of Norwest Equity Partners V, LP, a Minnesota limited partnership ("Norwest Equity Partners V"), the record holder of such shares. A 5-for-1 reverse split of the common stock of NVE Corporation occurred on November 22, 2002.

On July 10, 2003, Norwest Equity Partners IV transferred ownership of 1,221,487 shares of common stock of NVE Corporation to John P. Whaley, the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV. As of July 10, 2003 Norwest Equity Partners IV maintained ownership of 161,493 shares of the common stock of NVE Corporation. As of July 10, 2003, John E. Lindahl may be deemed to have beneficially owned 1,491,487 shares of common stock of NVE Corporation, which includes (i) 1,221,487 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, (ii) 161,493 shares of common stock that he may be deemed to beneficially own by virtue of his position as managing partner of Itasca Partners, the general partner of Norwest Equity Partners, IV, the record holder of such shares, and (iii) 108,507 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, the general partner of Norwest Equity Partners V, the record holder of such shares. Combined, these amounts represent 35.7% of the total shares of common stock of NVE Corporation.

(iv) George J. Still: As of November 21, 2000, George J. Still may be deemed to have beneficially owned 7,577,434 shares of common stock of NVE Corporation, which includes (i) 7,034,899 shares of common stock that he may be deemed to have beneficially owned by virtue of his position as a managing partner of Itasca Partners, the general partner of Norwest Equity Partners IV and (ii) 542,535 shares of common stock that he may be deemed to have beneficially owned by virtue of his position as a managing partner of Itasca Partners V, the general partner of Norwest Equity Partners V, the record holder of such shares. A 5-for-1 reverse split of the common stock of NVE Corporation occurred on November 22, 2002.

On July 10, 2003, Norwest Equity Partners IV transferred ownership of 1,221,487 shares of common stock of NVE Corporation to John P. Whaley, the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV. As of July 10, 2003 Norwest Equity Partners IV maintained ownership of 161,493 shares of the common stock of NVE Corporation. As of July 10, 2003, George J. Still may be deemed to have beneficially owned 1,491,487 shares of common stock of NVE Corporation, which includes (i) 1,221,487 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, (ii) 161,493 shares of common stock that he may be deemed to beneficially own by virtue of his position as managing partner of Itasca Partners, the general partner of Norwest Equity Partners, IV, the record holder of such shares, and (iii) 108,507 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, the general partner of

Norwest Equity Partners V, the record holder of such shares. Combined, these amounts represent 35.7% of the total shares of common stock of NVE Corporation.

(v) John P. Whaley: As of November 21, 2000, John P. Whaley may be deemed to have beneficially owned 7,577,434 shares of common stock of NVE Corporation, which includes (i) 7,034,899 shares of common stock that he may be deemed to have beneficially owned by virtue of his position as the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV and (ii) 542,535 shares of common stock that he may be deemed to have beneficially owned by virtue of his position as the managing administrative partner of Itasca Partners V, the general partner of Norwest Equity Partners V, LP, the record holder of such shares. A 5-for-1 reverse split of the common stock of NVE Corporation occurred on November 22, 2002.

On July 10, 2003, Norwest Equity Partners IV transferred ownership of 1,221,487 shares of common stock of NVE Corporation to John P. Whaley, making him the record holder of the securities. As of July 10, 2003 Norwest Equity Partners IV maintained ownership of 161,493 shares of the common stock of NVE Corporation, of which John P. Whaley may be deemed to have beneficially owned by virtue of his position as the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV. As of July 10, 2003, John P. Whaley may also be deemed to beneficially own (i) 108,507 shares of common stock of NVE Corporation by virtue of his position as the managing administrative partner of Itasca Partners V, the general partner of Norwest Equity Partners V, the record holder of such shares and (ii) 120 shares of common stock of NVE Corporation for which John P. Whaley is the record holder, independent of his relationship with Norwest Equity Partners IV, Itasca Partners, Norwest Equity Partners V, or Itasca Partners V. Combined, these amounts represent 35.7% of the total shares of common stock of NVE Corporation.

(b) The parties named in this Form 13D have the sole voting and dispositive and shared voting and dispositive power of the shares of the common stock of NVE Corporation as indicated on the cover sheets hereto.

(c) Not applicable.

(d) With the exception of the persons who are the holders of record of the shares of common stock of NVE Corporation listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the reporting persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 10, 2003 John P. Whaley purchased 1,221,487 shares of the common stock of NVE Corporation from Norwest Equity Partners IV pursuant to a Stock Purchase Agreement (the "Agreement") using a Non-Recourse Promissory Note (the "Note"). Pursuant to the terms of the Agreement, the principal amount of the Note is initially $25,040,483, representing a per share price of $20.50 (the "Per Share Price"). On each date that Mr. Whaley makes a sale of any of the shares, the principal amount of the Note shall be adjusted such that Per Share Price shall be adjusted as follows: a) if the sale price of the shares is greater than the Per Share Price, then the Per Share Price shall be adjusted upward by an amount equal to the number of shares sold multiplied by the difference between the price at which they were sold and the Per Share Price, and b) if the sale price of the shares is lower than the Per Share Price, then the Per Share Price shall be adjusted downward by an amount equal to the number of shares sold multiplied by the difference between the price at which they were sold and the Per Share Price. Upon any such adjustment the principal amount of the note shall also adjust accordingly.

Pursuant to the terms of the Note, if Mr. Whaley fails to pay any of the principal amount when due, Norwest Equity Partners IV shall have the right to accelerate the Note, in which event the entire principal balance shall become immediately due and payable, and immediately collectible by Norwest Equity Partners IV. The principal amount of the Note is secured by a pledge of the 1,221,487 shares of the common stock of NVE Corporation.

Item 7. Material to be Filed as Exhibits.

7.1  Stock Purchase Agreement by and between Norwest Equity Partners IV and John
     P. Whaley, dated as of July 10, 2003.

7.2 Non-Recourse Promissory Note entered into in favor of Norwest Equity Partners IV by John P. Whaley, dated as of July 10, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2003

                          Norwest Equity Partners IV, LP
                          By: Itasca Partners, LLP, as general partner



                          By:  /s/ John P. Whaley
                              John P. Whaley, as Managing Administrative Partner